Geschäftsführeranstellungsvertrag	Managing Director's Agreement
zwischen der	Between
DYNAenergetics Holding GmbH	DYNAenergetics Holding GmbH
Kaiserstraße 3, 53839 Troisdorf	Kaiserstraße 3, 53839 Troisdorf
- nachfolgend als die „**Gesellschaft**" bezeichnet -	- hereinafter referred to as the "**Company**"-
vertreten durch die Gesellschafterversammlung, bestehend aus der alleinigen Gesellschafterin, der Dynamic Materials Luxembourg 2 S.a.r.l., eingetragen im Luxembourg Trade Register (Registre de Commerce et des Societes – Luxembourg), Registration No. B 134213, diese wiederum vertreten durch Herrn Gérard Maitrejean, Class A Director	represented by its shareholders' meeting, consisting of the sole shareholder Dynamic Materials Luxembourg 2 S.a.r.l., entered in the Luxembourg Trade Register (Registre de Commerce et des Societes - Luxembourg), Registration No. B 134213, represented by Mr. Gérard Maitrejean, Class A Director
und	and
Ian Grieves	Ian Grieves
Le Daniec	**Le Daniec**
56870 Baden	**56870 Baden**
France	**France**
- nachfolgend auch als „**Geschäftsführer**" bezeichnet -.	-hereinafter also referred to as "**Managing Director**" -

Präambel

Herr Ian Grieves wurde mit Gesellschafterbeschluss vom 20.03.2013 zum Geschäftsführer der Gesellschaft bestellt.

Die geschäftlichen Beziehungen zwischen der Gesellschaft und Herrn Grieves bestimmen sich mit Wirkung ab dem 14. Januar 2013 an nach näherer Maßgabe des nachstehenden Geschäftsführer-Vertrages.

§ 1
Aufgaben und Pflichten

1. Der Geschäftsführer übt seine Aufgaben mit der Sorgfalt eines ordentlichen Kaufmanns, in Übereinstimmung mit geltendem Recht, den Bestimmungen der Satzung der Gesellschaft in ihrer jeweiligen Fassung, diesem Vertrag, einer etwaigen Geschäftsordnung für die Geschäftsführung in ihrer jeweiligen Fassung und den Weisungen der Gesellschafter aus. Seine Aufgaben können durch Gesellschafterbeschluss abgeändert werden.

2. Die Aufgaben des Geschäftsführers bestehen in der Führung der Geschäfte der Gesellschaft. Hiervon umfasst sind auch sämtliche Tätigkeiten, die der Integration der Gesellschaft in die DMC-Gruppe dienen.

3. Die Gesellschaft wird durch 2 Geschäftsführer gemeinsam oder einen Geschäftsführer und einen Prokuristen

Preamble

By its resolution of March 20, 2013, the shareholders' meeting appointed Mr. Ian Grieves as Managing Director (*Geschäftsführer*) of the Company.

The business relations between the Company and Mr. Grieves shall be governed by the provisions of the following Managing Director's Service Agreement with effect as from January 14, 2013.

Section 1
Duties and Responsibilities

1. The Managing Director shall perform his tasks with the diligence of a prudent businessman in compliance with applicable law, the provisions of the Articles of Association of the Company in their currently valid version, this Agreement, any by-laws applying to the management in their currently valid version and the instructions of the general shareholders. His tasks may be changed from time to time by a shareholder's resolution.

2. The duties of the Managing Director consist of the management of the business of the Company. This includes all activities required with regard to the integration process of the Company into the DMC Group.

3. The Company shall be jointly represented by two managing directors or one managing director jointly with a holder of

gemeinsam vertreten. Durch Gesellschafterbeschluss kann einzelnen Geschäftsführern die Befugnis zur Alleinvertretung übertragen und Befreiung von den Beschränkungen des § 181 BGB gewährt werden. Soweit nur ein Geschäftsführer bestellt ist, vertritt er die Gesellschaft allein.

procura (*Prokurist*). By shareholder's resolution one of several Managing Directors can be entitled to represent the Company acting alone and a Managing Director can be exempted from the restrictions contained in Section 181 of the German Civil Code. However, if only one Managing Directors has been appointed, this Managing Director shall represent the Company acting alone.

4. Die Gesellschaft kann dem Geschäftsführer im Einzelfall auch die Ausübung von Tätigkeiten für verbundene Unternehmen der Gesellschaft Sinne von § 15 Aktiengesetz (einschließlich anderer Unternehmen von DMC) übertragen. Diese Tätigkeiten sind von der Vergütung nach § 3 dieses Vertrages umfasst, soweit sie keine wesentliche Erweiterung des bisherigen Tätigkeitsbereichs darstellen. Die Parteien sind sich darüber einig, dass der Geschäftsführer während der Laufzeit dieses Vertrages im Wesentlichen für die Gesellschaft und im Kerngeschäftsbereich dieser Gesellschaft tätig sein soll.

4. The Managing Director, upon demand by the Company, shall also act in single cases on behalf of other affiliated companies of the Company according to Sec. 15 of the German Stock Companies Act ("*Aktiengesetz*") (including other corporations of DMC). Such tasks will be deemed encompassed by the remuneration pursuant to Section 3. For the avoidance of doubt, during the term of this Agreement, the Managing Director shall act primarily on behalf of the Company and in the Company's core business.

§ 2
Ort der Tätigkeit

Section 2
Place of Office

Die Parteien gehen davon aus, dass der Ort der Tätigkeit des Geschäftsführers Troisdorf, Deutschland, sein wird. Es besteht jedoch Einigkeit darüber, dass die Durchführung von Geschäftsreisen im In- und Ausland zu den vertraglichen Aufgaben des Geschäftsführers gehört. Dauer und Ziel

Parties agree that the place of office of the Managing Director will be Troisdorf, Germany. However, Parties agree that business trips within the country and abroad are part of the Managing Director's obligations under this Agreement. The duration and destination of such work/business trips are dieser Tätigkeiten/Reisen richten sich nach den Erfordernissen im Einzelfall.

determined by the requirements in the individual case.

§ 3
Vergütung / Aufwendungen

Section 3
Remuneration / Expenses

1. Der Geschäftsführer erhält eine feste Jahresvergütung in Höhe von EUR 200.000,00 brutto, die in zwölf gleichen Teilbeträgen am jeweiligen Monatsletzten unter Abzug der gesetzlichen Abgaben zu zahlen ist. Soweit das Jahresgehalt gemäß Satz 1 nicht der Sozialversicherungspflicht unterliegt, zahlt die Gesellschaft zusätzlich an den Geschäftsführer bis zur Höhe der jeweils diesbezüglich geltenden Bemessungsgrundlage einen Betrag in doppelter Höhe des auf diesen Teilbetrag fiktiv entfallenden Arbeitgeberanteils an den Beträgen zur Renten-, Kranken- und Pflegeversicherung.

1. The Managing Director shall receive a fixed yearly remuneration at the amount of EUR 200.000,00 gross that will be paid in twelve equal installments to be paid on the final day of each month excluding the deductions as required by law. In the instance that the yearly remuneration pursuant to clause 1 is not subject to social insurance contributions, the Company shall pay to the Managing Director until the applicable assessment basis (*Bemessungsgrundlage*) an amount twice as much as the employer's contribution (*Arbeitgeberanteil*) fictitiously incurring with regard to this partial amount as to the contributions to annuity insurance, health insurance and nursing insurance.

2. Mit der Vergütung gemäß § 3 Absatz 1 sind alle vom Geschäftsführer gemäß diesem Vertrag erbrachten Dienstleistungen, einschließlich der Leistungen über die normale Arbeitszeit hinaus und an Wochenenden oder Feiertagen und alle Dienstleistungen für die mit der Gesellschaft verbundenen Unternehmen in voller Höhe abgegolten.

2. All services rendered by the Managing Director under this Agreement, including any services performed outside of normal working hours and on weekends or holidays, and any services rendered to affiliates of the Company shall be deemed to have been compensated in full by the compensation provided in Section 3 paragraph 1.

3. Der Geschäftsführer erhält zusätzlich einen jährlichen Bonus bei Erreichen bestimmter zwischen der Gesellschaft und dem Geschäftsführer gesondert zu vereinbarender Zielvorgaben. Der Bonus

3. In addition, the Managing Director shall receive an additional success-related bonus per business year according to targets to be separately agreed by and between the Company and the

wird mit einem Bonus Level von 40% von der jährlichen Vergütung gemäß § 3. Abs 1. berechnet. Der Bonus wird anhand des aktuellen Bonus Schemas berechnet (2013 DMC Management Incentive Plan Summary) siehe Anhang.

4. Weiterhin zahlt die Gesellschaft zur Altersversorgung des Geschäftsführers Beiträge in die bisher bestehende betriebliche Pensionskasse, in der die Gesellschaft Mitglied ist.

Vorbehaltlich abweichender Regelungen im Rahmen jener Pensionskasse schließt die Gesellschaft nach Wahl des Geschäftsführers an Stelle der Beitragszahlungen gemäß Absatz 1 eine Direktversicherung zugunsten des Geschäftsführers mit einer Jahresprämie in Höhe der jeweils steuerlich zulässigen Höchstsätze.

Wird der steuerliche zulässige Höchstsatz der Jahresprämie für Direktversicherungen zukünftig angehoben, kann der Geschäftsführer von der Gesellschaft ohne Auswirkung auf das feste Jahresgehalt (Abs. 1) die Erhöhung der gemäß Satz 1 abgeschlossenen oder den Abschluss einer weiteren Direktversicherung zu einer Versicherungssumme verlangen, die mit einer Jahresprämie in Höhe des Anhebungsbetrages eingedeckt werden kann.

In den Direktversicherungen gemäß den vorliegenden Sätzen wird der Geschäftsführer unwiderruflich als Bezugsberechtiger benannt.

Scheidet der Geschäftsführer aus der Gesellschaft aus, ist er berechtigt, zu seinen Gunsten abgeschlossene Di-

Managing Director. The bonus is calculated at a Bonus Level of 40 % of the remuneration according to section 3 paragraph 1. The bonus is calculated under the terms of the Incentive scheme in place with DMC for any given year (attachment 1).

4. The Company shall also render payments to the existing company pension scheme on behalf of the Managing Director.

Subject to deviating provisions within the pension plan and upon the Managing Director's discretion, the Company shall take out a direct insurance (Direktversicherung) on behalf of the Managing Director instead of such contributions under clause 1 to an annual premium at the amount of the maximum rates legally permissible.

In the instance that the amount of the maximum rates legally permissible for indirect insurances will be increased, the Managing Director can demand of the Company an increase of the direct insurance taken out according to clause 1 or that another direct insurance will be taken out with an insured sum in the amount of the one that was increased, each without an impact as to the fixed yearly remuneration according to paragraph 1.

The Managing Director shall be irrevocably named the beneficiary of the direct insurances.

If the Managing Director leaves the Company, he shall be entitled to take over and carry on all direct insurances rektversicherungen zu übernehmen und auf eigene Kosten weiterzuführen. Eine Verpflichtung der Gesellschaft zur Zahlung der Prämien für die Direktversicherungen über den Zeitpunkt der Beendigung dieses Vertrages hinaus besteht nicht.

taken out on his behalf at his own expense. The Company has no obligation to continue any payment for such direct insurances as from the termination of this Agreement.

5. Ferner nimmt die Gesellschaft den Geschäftsführer in die von ihr abgeschlossene Firmen-Unfall-Versicherung auf, die folgende Versicherungsleistungen beinhaltet:

Euro 250.000,00   im Todesfall

Euro 500.000,00   im Invaliditätsfall,

sowie weiterhin in eine "D & O-Versicherung", mit einem Mindestversicherungsschutz in Höhe von EUR 10 Mio. und einem Nachwirkungszeitraum von mindestens 5 Jahren.

5. The Company will also include the Managing Director into the company accident insurance that contains the following insurance benefits:

Euro 250.000,00   in case of death.

Euro 500.000,00   in case of invalidity,

and into a "D & O-insurance having a coverage of at least 10 million and a validity for at least 5 years after termination of this agreement or removal as managing director.

6. Gemäß den schriftlichen Richtlinien der Gesellschaft und den jeweils gültigen Steuervorschriften erstattet die Gesellschaft dem Geschäftsführer alle angemessenen Aufwendungen und Auslagen im Zusammenhang mit seiner Tätigkeit. Der Geschäftsführer darf bei Bahnfahrten die erste Klasse der Bahn benutzen, bei Flugreisen die Business Class.

6. In accordance with Company's written policies and applicable German tax regulations, Company shall reimburse the Managing Director for all appropriate expenses and outlays associated with his job. While taking the train, the Managing Director is entitled to travel first class; if he travels by plane, he may travel via Business Class.

7. Die Gesellschaft erstattet dem Geschäftsführer auch die Kosten, die für eine bereits bestehende Rentenversicherung (AVIVA, Nr. TL94030472) in Höhe von maximal 3 % des festen Jahresgehalts (§ 3.1, 3 % auf 200.000 €) anfallen. Diese Erstattung gilt nur für die Einzahlung in die britische Rentenversicherung (maximal 3 % des Festgehaltes). Dieser Betrag wird als entsprechender Beitrag zu dem vom Geschäftsführer persönlich geleisteten Beitrag bis

7. Company also pays to Managing Director the expenses incurring for an already existing private pension (AVIVA, No. TL94030472) with max. 3% of the fixed yearly salary (§3.1, 3% of 200.000€). This compensation is only valid for the payment into the UK pension (max. 3% of the fixed salary). This amount is paid as a matching contribution to the contribution made personally by the Managing Director to a maximum of 3%.

zu höchstens 3 % gezahlt.

8. Alle Transportgut-Kosten, die durch den Umzug vom derzeitigen Wohnsitz des Geschäftsführers in Frankreich zum neuen Wohnsitz in Deutschland entstehen, werden von der Gesellschaft getragen. Der Geschäftsführer hat für diesen Umzug 3 Angebote einzuholen. Er hat sich darum zu bemühen, kostengünstige Anbieter zu finden.

9. Das Unternehmen trägt die Kosten für die Erstellung der jährlichen Einkommensteuererklärung des Geschäftsführers durch ein qualifiziertes Unternehmen in Frankreich (nur 2013) und in Deutschland für einen Zeitraum von fünf Jahren nach Einstellung.

10. Auf der Grundlage eines separaten Vertrages, der zwischen dem Geschäftsführer und DMC abzuschließen ist und an dem die Gesellschaft nicht als Vertragspartei beteiligt ist, erhält der Geschäftsführer veräußerungsbeschränkte Aktien an DMC in Abhängigkeit und nach Maßgabe des 2006 Stock Incentive Plans von DMC (der „Incentive Plan") und einer etwaigen Zuteilung durch den Vergütungsausschuß.

§ 4
Sachzuwendungen

Der Geschäftsführer erhält von der Gesellschaft einen Dienstwagen zur Nutzung für geschäftliche und private Zwecke. Die monatlichen Leasingraten dürfen einen Betrag in Höhe von maximal EUR 1.250,00 netto nicht übersteigen.

8. Any costs incurred in connection with the movement of household goods and relocation from the Managing Director's current home in France and from storage in the UK to the new home in Germany shall be borne by the Company. The Managing Director shall submit 3 quotations for such move. He shall endeavor to find cost-effective offers

9. The company will pay for preparation of the Managing Directors annual income tax return by a qualified company in France (2013 only) and Germany for the five years following employment.

10. Under a separate contract between Managing Director and DMC, to which the Company is not a party, Managing Director shall be eligible to receive restricted shares of the common stock of DMC under DMC's 2006 Stock Incentive Plan (the "Incentive Plan") subject to the terms and conditions of such plan and as granted by the Compensation Committee.

Section 4
Benefits

The Company agrees to provide the Managing Director with a company car for business and private purposes. The monthly leasing rates shall not exceed an amount of a maximum of EUR 1.250,00 net. All taxes incurring due to

Die auf die private Nutzung des Dienstwagens entfallenden Steuern trägt der Geschäftsführer.

the use of the company car for private purposes shall be borne by the Managing Director on his own.

§ 5
Abtretung

Section 5
Assignment

1. Forderungen des Geschäftsführers gegenüber der Gesellschaft auf Zahlung von Gehalt, Boni oder sonstiger Entschädigung, Leistung, Zuwendung, etc. können nicht ohne vorherige schriftliche Zustimmung der Gesellschaft verpfändet oder abgetreten werden.

1. Any claims by the Managing Director against the Company for payment of salary, bonuses or other compensation, contribution, benefit, etc. may not be pledged or assigned without the previous written consent of the Company.

2. Gegenüber Ansprüchen der Gesellschaft ist die Geltendmachung von Zurückbehaltungsrechten, Leistungsverweigerungsrechten und Aufrechnung, soweit rechtlich zulässig, ausgeschlossen.

2. The assertion of any right of retention, right to refuse performance or set-off of claims with regard to any Company's claim shall be excluded as far as permitted by applicable law.

§ 6
Urlaub

Section 6
Vacation

1. Der Geschäftsführer hat Anrecht auf 25 Werktage als Jahresurlaub. Werktage sind alle Kalendertage außer Samstage, Sonntage oder gesetzliche Feiertage in Deutschland. Kann der Geschäftsführer seinen Jahresurlaub nicht bis zum 31. März des Folgejahres nehmen, weil Interessen der Gesellschaft entgegenstehen, so verfällt der nicht genommene Urlaub ohne weitere Abgeltung.

1. The Managing Director shall be entitled to an annual vacation of 25 working days. Working days means all calendar days other than Saturdays, Sundays and legal holidays in Germany. If annual vacation was not fully taken by Managing Director prior to March 31 of the subsequent calendar year due to opposing Company interests, such vacation shall lapse without the Managing Director being entitled to compensation in return.

2. Der Geschäftsführer stimmt den Zeitpunkt seines Urlaubs mit etwaigen ande-

2. The Managing Director shall coordinate the dates of his vacation with other

ren Geschäftsführern angemessen frühzeitig ab. Dringende betriebliche Gründe
gehen vor.

Managing Directors (if any) on an appropriately timely basis. Any grounds for
pressing business shall take priority.

§ 7
Verhinderung und Vergütungsfortzahlung im Krankheitsfall

Section 7
Unavailability and Continued Payment of Compensation in the Event of Illness

1. Falls der Geschäftsführer auf Grund von Krankheit oder anderer Verhinderung seine Verpflichtungen aus diesem Vertrag nicht ausüben kann, wird er dies und die voraussichtliche Dauer dieser Verhinderung der Gesellschaft unverzüglich mitteilen. Der Geschäftsführer wird die Gesellschaft gleichzeitig auf dringend zu erledigende Geschäftsvorgänge hinweisen.

2. Im Falle der Arbeitsunfähigkeit infolge Krankheit ist der Geschäftsführer verpflichtet, vor Ablauf des dritten Kalendertages nach Beginn der Arbeitsunfähigkeit ein ärztliches Attest über seine Arbeitsunfähigkeit sowie über deren voraussichtliche Dauer vorzulegen. Bei einer über den im Attest angegebenen Zeitraum hinaus andauernden Erkrankung ist eine Folgebescheinigung innerhalb von zwei Tagen nach Ablauf des Zeitraums einzureichen.

3. Außer im Fall von Berufs- oder Erwerbsunfähigkeit wird dem Geschäftsführer während der Dauer seiner Arbeitsverhinderung auf Grund von unverschuldeter Krankheit für einen Zeitraum von bis zu maximal 6 Monaten im Einzelfall weiterhin sein Festgehalt gemäß § 3 Absatz 1 dieses Vertrags ausgezahlt. Ein während dieser Dauer dem

1. If the Managing Director cannot perform the duties arising out of this Agreement due to illness or otherwise being indisposed, he shall promptly inform the Company of the expected duration of his unavailability. The Managing Director shall also inform the Company of any business urgently in need of attention.

2. In the event of an inability to work due to illness, the Managing Director is required to submit a doctor's excuse prior to the expiration of the third calendar day following the commencement and expected duration of the inability to work. In the event of an illness extending beyond the period specified in the excuse, a subsequent excuse must be submitted within two days of the expiration of this period.

3. Other than in the event of being disabled to work (*Berufs-/Erwerbsunfähigkeit*), the Managing Director shall continue to receive the fixed salary provided under Section 3 paragraph 1 of this Agreement for the duration of his inability to work due to any illness for which he is not at fault for a period of up to a maximum of 6 months in each indi-

Geschäftsführer gewährtes Krankengeld wird angerechnet.

vidual case. Any sickness allowances granted to Managing Director during this time shall be deducted from the remuneration payment.

4. Der Geschäftsführer tritt der Gesellschaft hiermit alle Forderungen gegen Dritte in Verbindung mit den Gründen, die seine Arbeitsunfähigkeit verursacht haben, in einer Höhe ab, die der Vergütung des Geschäftsführers während der Dauer seiner Arbeitsunfähigkeit entspricht. Der Geschäftsführer ist verpflichtet, der Gesellschaft alle Informationen, die zur Durchsetzung dieser Forderungen erforderlich sind, weiterzuleiten.

4. The Managing Director hereby assigns to the Company all claims against third parties caused in connection with the reasons for his inability to work in an amount corresponding to the compensation of the Managing Director for the duration of his inability to work. The Managing Director is required to forward to the Company all information required to enforce these claims.

5. Stirbt der Geschäftsführer, so wird seinen Hinterbliebenen (der Witwe, oder, wenn nur Kinder vorhanden sind, den Kindern, die minderjährig sind oder in einer Berufsausbildung stehen und von ihm unterhalten worden sind) das feste Jahresgehalt (§ 3 Abs. 1) und der Bonus (§ 3 Abs. 3) zeitanteilig für die Dauer von drei vollen Kalendermonaten nach dem Zeitpunkt des Ablebens weitergezahlt. Für diese Zeit entfallen Leistungen an die Hinterbliebenen aufgrund einer etwa für den Geschäftsführer bestehenden betrieblichen Alterversorgung.

5. In the instance of the Managing Director's death occurring during the term of this Agreement, the fixed remuneration according to Section 3 paragraph 1 and the bonus according to Section 3 paragraph 3 shall be paid for three calendar months following the death of the Managing Director to his wife or to his children, provided they are still minors and received child support from the Managing at this time pro rata temporis. The surviving dependants shall not be entitled to receive any further payments from the Company due to the Managing Director's existing pension scheme during this time.

Nach Ablauf des dritten vollen Kalendermonats nach dem Zeitpunkt des Ablebens entfällt der Anspruch auf das feste Jahresgehalt (§ 3 Abs. 1) und auf den Bonus (§ 3 Abs. 3).

Upon expiry of the third full calendar month after the Managing Director's death, there is no further entitlement to the fixed remuneration according to Section 3 paragraph 1 and the bonus according to Section 3 paragraph 3.

§ 8
Nebentätigkeit

1. Der Geschäftsführer setzt seine gesamte Arbeitskraft ausschließlich für die Gesellschaft und die ihr verbundenen Unternehmen ein. Er ist verpflichtet, sich nach besten Kräften zu bemühen, die gesamte Geschäftstätigkeit der Gesellschaft zu unterstützen und zu fördern.

2. Die Übernahme jedweder Nebentätigkeit, sei sie entgeltlich oder unentgeltlich, bedarf der vorherigen schriftlichen Zustimmung der Gesellschaft. Dasselbe gilt auch für die Übernahme von (Ehren-) Ämtern in privaten Vereinen, Organisationen oder Verbänden.

3. Veröffentlichungen und Vorträge des Geschäftsführers bedürfen ebenfalls der vorherigen Zustimmung der Gesellschaft, wenn Interessen oder das Ansehen der Gesellschaft dadurch berührt werden.

4. Die Gesellschaft (vertreten durch ihre Gesellschafter) wird die Zustimmung nur verweigern, wenn Anlass zu der Befürchtung besteht, dass durch die beabsichtigte Betätigung berechtigte Interessen der Gesellschaft oder die Erfüllung der vertraglichen Pflichten des Geschäftsführers beeinträchtigt werden. Die Genehmigung kann jederzeit bei Vorliegen eines sachlichen Grundes widerrufen werden.

§ 9
Wettbewerbsverbot

1. Dem Geschäftsführer ist es während

Section 8
Ancillary activities

1. The Managing Director shall devote all of business time exclusively to the Company and its affiliates. He is required to make his best effort to support and promote the entire business of the Company.

2. The assumption of any ancillary activities, be they compensated or uncompensated, requires the previous written consent of the Company. The same shall also apply to the assumption of any honorary posts in private clubs, organizations or federations.

3. Publications and addresses given by the Managing Director also require the previous written consent of the Company if interests or the reputation of the Company are affected thereby.

4. The Company (represented by its shareholders) shall deny its consent only if there is reason to suspect that the proposed activity would interfere with legitimate interests of the Company or the fulfillment of the contractual duties of the Managing Director. This consent is revocable at any time, provided the revocation is not unreasonable.

Section 9
Non-Competition

1. The Managing Director may not work,

seiner Anstellung und für die Dauer von 2 Jahren nach Beendigung dieses Vertrags untersagt, in selbständiger, unselbständiger oder sonstiger Weise für ein Unternehmen tätig zu sein, welches mit der Gesellschaft in direktem oder indirektem Wettbewerb steht oder mit einem Wettbewerbsunternehmen verbunden ist. In gleicher Weise ist es dem Geschäftsführer untersagt, während der Dauer dieses Verbots ein solches Unternehmen zu errichten, zu erwerben oder sich hieran unmittelbar oder mittelbar zu beteiligen. Ausgenommen von diesem Wettbewerbsverbot ist der Erwerb einer Beteiligung von weniger als 5 % am Grundkapital einer börsennotierten Aktiengesellschaft zum Zwecke der Vermögensanlage. Das Wettbewerbsverbot gilt auch zugunsten der mit der Gesellschaft verbundenen Unternehmen. Das nachvertragliche Wettbewerbsverbot gilt schließlich auch im Verhältnis für und gegen einen Rechtsnachfolger der Gesellschaft.

as an employee, independently on a free-lance basis or in any other way, for third parties that are direct or indirect competitors of the Company, or third parties affiliated with such competitors, during the term and for a period of 2 years after termination of this Agreement. Furthermore, the Managing Director may not set up, buy or directly or indirectly hold shares in any such company for the time of the ban according to sentence 1. The acquisition of less than 5 % of the share capital in a publicly traded stock corporation acquired for investment purposes are excluded from this prohibition of competition. This non-competition clause also applies for the benefit of companies affiliated with the Company. Further, this non-competition clause applies to the advantage of and against any legal successor of Company

2. Während seiner Anstellung und für einen Zeitraum von 2 Jahren, beginnend mit der Beendigung dieses Anstellungsvertrags ist es dem Geschäftsführer untersagt, einen Kunden der Gesellschaft, der innerhalb von 2 Jahren vor der Beendigung dieses Vertrags ein Kunde der Gesellschaft war oder der als möglicher Kunde der Gesellschaft innerhalb von 12 Monaten seit Beendigung dieses Vertrags erschien, abzuwerben oder von ihm Arbeit anzunehmen, sofern dies den Geschäfts- und Tätigkeitsbereich der Gesellschaft betrifft. Die Kundenschutzklausel gilt auch zugunsten der mit der Gesellschaft im Sinne von § 15 Aktiengesetz verbundenen Unternehmen

2. During the term and for two years after the termination of this Agreement, the Managing Director is prohibited from soliciting or accepting work, if the Companies area of operation is affected, from any customer of the Company, which has been a customer of the Company within the two years prior to termination of this agreement or which was a prospective customer of the Company within 12 months prior to the termination of this agreement. The solicitation ban also applies for the benefit of companies, in which the company according to Section 15 of the German Stock Companies Act (*Aktiengesetz*) (collectively also referred to as the **"DYNA Group Companies"**)

(nachfolgend zusammen auch die „DYNA Unternehmen") im Hinblick auf den Tätigkeitsbereich der Gesellschaft und deren Tochtergesellschaften.

concerning the business activities of the Company and their subsidiaries.

3. Für die Dauer des nachvertraglichen Wettbewerbsverbotes verpflichtet sich die Gesellschaft, dem Geschäftsführer eine Karenzentschädigung zu zahlen, die für jedes Jahr des Verbots die Hälfte der von dem Geschäftsführer zuletzt bezogenen festen Jahresvergütung gemäß § 3 Abs. 1 beträgt. Die Zahlung der Entschädigung wird in 12 gleichen Monatsraten am Ende eines Monats fällig.

3. For the duration of the post-contractual prohibition of competition, the Company undertakes to pay the Managing Director, for each year of non-competition, compensation in the amount of one half of the fixed yearly remuneration according to Section 3 paragraph 1 last paid to Managing Director. Payment of the compensation is due in 12 monthly instalments at the end of the month.

4. Auf die Entschädigung gemäß Abs. 3 werden die Einkünfte angerechnet, die der Geschäftsführer während der Dauer des nachvertraglichen Wettbewerbsverbots aus selbstständiger, unselbstständiger oder sonstiger Erwerbstätigkeit erzielt oder zu erzielen unterlässt, soweit die Entschädigung unter Hinzurechnung der Einkünfte den Betrag der zuletzt von ihm bezogenen festen Jahresvergütung nach § 3 Abs. 1 übersteigen würde. Zu den Einkünften zählt auch etwaiges vom Geschäftsführer bezogenes Arbeitslosengeld. Der Geschäftsführer ist verpflichtet, der Gesellschaft auf Verlangen über die Höhe seiner Einkünfte Auskunft zu erteilen.

4. Any income earned by the Managing Director, or any income he consciously refrains from earning, during the post-contractual prohibition of competition, either as a self-employed person, as an employed person, or through any other form of work, will be deducted from the compensation pursuant to paragraph 3 if the compensation, taken together with the income earned, would exceed the fixed yearly remuneration according to Section 3 paragraph 1 last received. Income also includes any unemployment benefits received by the Managing Director. The Managing Director is obliged to provide the company, upon its request, with information concerning the extent of his income.

5. Die Gesellschaft (vertreten durch ihre Gesellschafter) kann den Geschäftsführer schriftlich während der Dauer des Anstellungsvertrags von diesem nachvertraglichen Wettbewerbsverbot oder der Kundenschutzklausel befreien. Endet das Anstellungsverhältnis aufgrund des Eintritts des Geschäftsführers in den vorzeitigen oder endgültigen Ruhestand,

5. The Company (represented by the shareholders) may notify the Managing Director in writing at any time during the term of this Agreement until the time when the termination notice is submitted by the Company or, in case of a termination of this Agreement by the Managing Director, within ten calendar days after receipt by the Company of the termi-

so tritt das nachvertragliche Wettbewerbsverbot nicht in Kraft.

nation notice, that the non-compete or the non-solicitation obligation is waived. The post-contractual prohibition of competition does not come into effect if the employment relationship ends because the Managing Director retires, either early or definitively.

6. Für jeden Fall des Verstoßes gegen das Wettbewerbsverbot unter Absatz 1 beziehungsweise die Kundenschutzklausel unter Absatz 2 zahlt der Geschäftsführer der Gesellschaft eine Vertragsstrafe von EUR 100.000,00. Besteht die Zuwiderhandlung in einer fortgesetzten Tätigkeit, so ist für jeden angefangenen Monat eine Verstoßhandlung anzunehmen. Weiter gehende Ansprüche der Gesellschaft bleiben hiervon unberührt.

6. In every case of infringement of the non-competition obligation under paragraph 1 and/or the non-solicitation obligation under paragraph 2 by the Managing Director, the Managing Director shall pay a contractual penalty in the amount of EUR 100,000.00. In case of a long-term infringement such penalty shall be payable by the Managing Director for each calendar month during which infringement has occurred. Any claims for further damages shall not be affected hereby.

§ 10
Abwerbung

Section 10
Solicitation of Employees

1. Dem Geschäftsführer ist während des Bestehens und für einen Zeitraum von 2 Jahren nach Beendigung dieses Anstellungsvertrags jede Abwerbung oder jede Beteiligung an der Abwerbung eines Mitarbeiters der DYNA Unternehmen, jede Ermutigung dieser Mitarbeiter, eine Stelle bei den DYNA Unternehmen aufzugeben und jeder Abschluss eines Anstellungsvertrags oder eines ähnlichen Vertrags mit diesen Mitarbeitern außerhalb seiner Tätigkeit für das betreffende DYNA Unternehmen zugunsten von fremden Arbeitgebern untersagt.

1. During the employment and for a period of two years after the termination of this agreement, the Managing Director is prohibited from soliciting or participating in the soliciting of employees of the DYNA Group Companies, encouraging of such employees to leave the employ with the respective DYNA Group Company and any hiring or other contracting with such employees outside of his duties for the respective DYNA Group Company for the benefit of third employers.

2. Für jeden Fall der Zuwiderhandlung verpflichtet sich der Geschäftsführer, an die

2. In every case of infringement of this non-solicitation obligation by the Manag-

Gesellschaft eine Vertragsstrafe in Höhe von EUR 100,000 zu zahlen.

ing Director, the Managing Director shall pay a contractual penalty in the amount of EUR 100,000.

§ 11
Geheimhaltung / Rückgabe von Gesellschaftseigentum

Section 11
Confidentiality / Return of Company Property

1. Der Geschäftsführer ist während und auch nach Beendigung dieses Anstellungsvertrags mit der Gesellschaft verpflichtet, Stillschweigen über alle vertraulichen Informationen zu wahren, die das Geschäft, die Vertragsbeziehungen, Geschäftsabwicklungen oder besondere Vorgänge der Gesellschaft oder verbundener Unternehmen betreffen und er wird solche Informationen weder für seinen eigenen noch für den Vorteil Dritter verwenden. Diese vertraulichen Informationen betreffen insbesondere, aber nicht ausschließlich, den Schutz geistigen Eigentums der Gesellschaft oder dessen verbundener Unternehmen, den Kundenkreis, Preislisten, Preisfestsetzungsmethoden, Namen von Angestellten, Gehaltsdaten, Strategien und jegliche Vorkommnisse bei der Gesellschaft, die als vertraulich oder als im Eigentum der Gesellschaft befindlich angesehen werden könnten.

1. The Managing Director shall, during the period of employment with the Company and at any time thereafter, keep secret any confidential information concerning the business, contractual arrangements, transactions or specific affairs of the Company or its affiliates and he will not use any such information for his own benefit or for the benefit of others. Such confidential information specifically includes, but is not limited to, Company's (or its affiliates') intellectual property, clientele, price lists, pricing methods, names of employees, salary data, procedural/tactical approaches to areas of the business, strategic business decisions, and any other matters which may be considered confidential or proprietary to the Company.

2. Für jeden Fall des Verstoßes gegen diese Verpflichtung zahlt der Geschäftsführer der Gesellschaft eine Vertragsstrafe von EUR 50.000,00. Weiter gehende Ansprüche der Gesellschaft bleiben hiervon unberührt.

2. In every case of infringement of this obligation of secrecy the Managing Director shall pay to the Company a contractual penalty in the amount of EUR 50,000.00. Any claims for further damages shall not be affected hereby.

3. Der Geschäftsführer wird der Gesellschaft während des Bestehens dieses Vertrags auf Anforderung, bei seinem

3. During the term of this Agreement upon request and at the end of the term of this Agreement without request, the

Ausscheiden aus diesem Anstellungsverhältnis unaufgefordert alles Gesellschaftseigentum und alle in seinem Besitz befindlichen, die Gesellschaft oder die ihr verbundenen Unternehmen betreffenden Unterlagen – insbesondere alle Notizen, Aufzeichnungen, Zeichnungen, Protokolle, Berichte, Akten und andere ähnliche Dokumente (sowie Kopien oder sonstige Reproduktionen hiervon) zurückgeben. Sinngemäß gilt das Gleiche für nichtkörperliche Informationen und Materialen, z.B. Computerprogramme und auf Disketten gespeicherte Daten.

4. Der Geschäftsführer erkennt an, dass die vorgenannten Unterlagen alleiniges Eigentum der Gesellschaft oder ihr verbundener Unternehmen sind. Der Geschäftsführer hat an den genannten Unterlagen kein Zurückbehaltungsrecht.

Managing Director shall return to the Company all Company property and any documentation in his possession which relates to the Company or to its affiliates, in particular all notes, memoranda, drawings, protocols, reports, files and other similar documentation (as well as copies or other reproductions thereof). Accordingly, the same applies to nontangible information and material, for example computer programs or data stored on discs or the like.

4. The Managing Director recognizes that the documentation referred to above is the sole property of the Company or its affiliates. The Managing Director has no right of retention with respect thereto.

§ 12
Urheber- und sonstige Schutzrechte

Section 12
Copyrights and other Intellectual Property Rights

1. Für Erfindungen des Geschäftsführers gelten die Bestimmungen des "Gesetzes über die Arbeitnehmererfindungen" und die dazu ergangenen Richtlinien in der jeweils gültigen Fassung entsprechend.

2. Die Rechte des Geschäftsführers aus Erfindungen während der Geltung des früheren Geschäftsführervertrages bleiben unberührt.

1. For all inventions of the managing director the "Employee inventions act" and the directives to that act in the relevant version apply.

2. The claims and rights of the managing director resulting from inventions during the former managing director's agreement remain in effect.

§ 13
Laufzeit

1. Dieser Vertrag gilt ab dem 14. Januar 2013.

2. Er kann von jeder Partei unter Einhaltung einer Frist von 6 Monaten zum Ende eines jeden Kalenderjahres ordentlich gekündigt werden. Das Recht der Parteien, diesen Vertrag aus wichtigem Grund fristlos zu kündigen, bleibt hiervon unberührt. Ein wichtiger Grund liegt für die Gesellschaft insbesondere vor, wenn der Geschäftsführer seine vertraglichen und gesetzlichen Pflichten verletzt. Die Kündigung muss schriftlich erfolgen.

3. Die Gesellschaft ist berechtigt, den Geschäftsführer während der Dauer dieses Vertrags, unter Fortzahlung des Festgehalts gemäß § 3 Absatz 1 dieses Vertrags, jedoch unter Anrechnung auf den Jahresurlaub, von der weiteren Tätigkeit für die Gesellschaft freizustellen, insbesondere im Fall eines Widerrufs seiner Ernennung als Geschäftsführer oder der Kündigung dieses Vertrags.

§ 14
Verfallfristen

1. Alle Ansprüche einer Partei aus diesem Anstellungsvertrag und solche, die mit dem Anstellungsvertrag in Verbindung stehen, verfallen, wenn sie nicht innerhalb von drei Monaten nach Fälligkeit,

Section 13
Duration

1. This Agreement is in effect as of January 14, 2013.

2. This Agreement can be terminated by either party in observance of a notice period of 6 months as of the end any calendar year (*ordentliche Kündigung*). The right of the parties to terminate this Agreement for important reasons (*aus wichtigem Grund*) without notice shall thereby remain unaffected. In particular, such important reasons for the Company exist, if the managing director breaches his contractual or his compulsory legal obligations. Any notice of termination must be in writing.

3. The Company is entitled to exempt the Managing Director during the term of the Agreement, while continuing to be paid the fixed salary under Section 3 paragraph 1 of this Agreement but offsetting the annual vacation, from continuing to engage in his activities for the Company, in particular in the event that his appointment as Managing Director is revoked or this Agreement is terminated.

Section 14
Time-barring

1. All claims by one party arising out of the Managing Director's Agreement or any associated with the Managing Director's Agreement, shall be time-barred if they are not asserted against the other party

spätestens jedoch 3 Monate nach Beendigung dieses Vertrages gegenüber der jeweils anderen Partei schriftlich geltend gemacht worden sind.

2. Lehnt die andere Partei den Anspruch ab oder erklärt sie sich nicht innerhalb von 2 Wochen nach der Geltendmachung des Anspruchs, so verfällt dieser, wenn er nicht innerhalb von drei Monaten nach der Ablehnung oder dem Fristablauf gerichtlich geltend gemacht wird.

§ 15

Aufhebung früherer Verträge

Mit der Unterzeichnung des vorliegenden Vertrages sind sämtliche etwaigen Verträge und Vereinbarungen, die bisher zwischen den Parteien in Bezug auf eine Tätigkeit des Geschäftsführers für die Gesellschaft getroffen worden sind, einvernehmlich und in vollem Umfang aufgehoben. Das zwischen den Parteien begründete Vertragsverhältnis richtet sich ausschließlich nur nach den im vorliegenden Vertrag geregelten Rechten und Pflichten.

§ 16
Verschiedenes

1. Mündliche Nebenabreden bestehen nicht. Änderungen und Zusätze zu diesem Vertrag - auch in Bezug auf diese Klausel - bedürfen zu ihrer Wirksamkeit der Schriftform.

2. Sollte eine Bestimmung dieses Vertrags ganz oder teilweise ungültig oder undurchsetzbar sein oder werden, so berührt dies nicht die Rechtsgültigkeit der

---

in writing within three months of falling due, latest within 3 months after termination of this agreement.

2. If the other party refuses to recognize the claim or does not speak out within 2 weeks of asserting the claim, it shall become time-barred if not asserted in court within three months of being refused or the expiration of the deadline.

Section 15

Termination of Previous Agreements

Upon the signing of the present Agreement any agreements and arrangements which have previously been made between the Parties hereto in relation to any services to be provided by the managing director for the Company shall be fully terminated by mutual agreement. The contractual relationship between the Parties shall be exclusively governed by the rights and duties set forth in the present Agreement.

Section 16
Miscellaneous

1. No oral agreements have been made. Any changes or supplements to this Agreement - also in regard to this clause - must be made in writing to be effective.

2. Should any of the provisions of this Agreement be or become invalid or impracticable in part or in full, this shall not affect the legal validity of the remaining provi-

übrigen Bestimmungen. In einem solchen Fall wird die ungültige oder undurchsetzbare Bestimmung durch eine gültige und durchsetzbare Bestimmung ersetzt, die dem Zweck der ungültigen oder undurchsetzbaren Bestimmung wirtschaftlich so genau wie möglich entspricht. Gleiches gilt entsprechend für Lücken in diesem Vertrag.

3. Dieser Vertrag unterliegt deutschem Recht. Ausschließlicher Gerichtsstand für alle sich in Verbindung mit der Durchführung dieses Vertrags ergebenden Streitigkeiten ist der Sitz der Gesellschaft.

4. Der Vertrag wird in deutscher und englischer Fassung ausgefertigt. Bei Unstimmigkeiten und Widersprüchen zwischen der deutschen und der englischen Fassung hat die deutsche Fassung Vorrang.

5. Die Vertragsparteien bekennen, eine schriftliche Ausfertigung dieses Vertrages erhalten zu haben.

sions. In such a case, the invalid or impracticable provision shall be replaced by a valid and practicable provision corresponding economically as closely as possible to the purpose of the valid or impracticable provision. This shall also apply to any lacunae in this Agreement.

3. This Agreement is governed by German law. The location of the registered office of the Company shall be the exclusive place of jurisdiction for any disputes arising in connection with the implementation of this Agreement.

5. The Agreement is executed in both a German and an English version. In case of discrepancies or contradictions between the German and English versions, the German version shall prevail.

5. The contractual parties acknowledge having received a written copy of this Agreement.

_____, den _____

31-5-2013, den Troisdorf

Gérard Maîtrejean
Director
DYNAMIC MATERIALS 2 SARL

DYNAenergetics Holding GmbH

Geoffrey HENRY
Director

Ian Grieves



2013 Dynamic Materials Corporation
Management Incentive Plan Summary

DYNAenergetics

DMC Dynamic Materials CORPORATION

Purpose

Dynamic Materials Corporation ("DMC") has established this plan for all DMC companies in order to provide the opportunity for significant financial incentives for its employees to help the company attain its financial objectives. This document is intended to outline, inform, and govern the management incentive program for 2013.

Effective Date

This plan will run in conjunction with the company's fiscal year commencing on January 1 and ending on December 31, 2013.

Eligibility

Salaried employees with the company or any of its subsidiaries and not participating in other incentive plans are eligible to participate according to the factors outlined in the following section.

Plan Administration

- To be eligible to receive a bonus payment, an employee must be actively employed on the date bonuses are paid.
- Eligible employees hired during the calendar year will receive a pro-rated incentive bonus with partial credit given for each full month of employment during the bonus period.
- Employees must be hired on or before October 1, 2013 in order to receive a pro-rated year-end bonus payment.
- Target bonus level is determined as a percentage of base salary based on the employee's job level and responsibilities, with actual bonuses being based upon salary as of December 31, 2013.
- For those employees that are promoted or change jobs during the year and become eligible for a different target bonus level, the bonus will be prorated based on the date of the job change.
- Eligible employees who are put on a correction action at any time in the plan year will *not* be eligible for a bonus payout for that plan year.
- Employees on a sales commission plan are not eligible to participate in the management incentive bonus plan.
- Bonus payments will be included as eligible compensation for U.S.-based employees who participate in DMC's 401(k) plan.

- Eligible salaried employees outside the United States will receive the greater of the statutory or contractual bonuses required under local employment law, or the incentive paid under the provisions of this plan.
- Bonus payments will be made no later than March 15 of the year following the end of the plan year.

Bonus Levels

Target bonus level is determined as a percentage of base salary distinguished by the employee's job level and responsibilities. Target bonuses for the different job levels DMC has established range from 10% to 40% of base salary.

Principles of Program

The total target bonus opportunity is composed of two elements; opportunity of award for performance against quantitative performance goals and opportunity of award for performance against qualitative performance goals. The following percent of total opportunity for each element will apply to each participant for awards for performance in 2013:

- 70% of the total target bonus opportunity is based on quantitative performance
- 30% of the total target bonus opportunity is based on qualitative performance

Quantitative Performance: Performance against pre-set financial goals is defined as quantitative performance. The following describes the performance metrics and the interpretation of performance against the pre-set performance goals for each metric.

Annual Revenue and annual EBITDA will be the primary quantitative performance metrics considered for inclusion in the Plan. Annually, DMC Corporate Management will establish the quantitative performance metrics to use in establishing the award matrix.

1. The pre-set metrics used to measure quantitative performance will apply only to the organic performance of DYNAenergetics. Consideration for performance of acquiring and integrating additional capacity for DYNAenergetics beyond that budgeted at the beginning of a Plan year will be considered as Qualitative Performance or through a mid-year modification to the Quantitative Performance levels.

2. The Quantitative Performance award matrix will contain performance award levels that range from 0% of the quantitative bonus opportunity to a maximum expressed as a multiple of the quantitative bonus opportunity. For 2013, the minimum award for quantitative performance will be set at 0% of the 70% of total target bonus opportunity to a maximum award of 180% of the 70%.

3. If revenue performance for 2013 falls below the minimum level shown on the matrix, yet the EBITDA performance level is at or above the minimum EBITDA level, the 2013 award will be based on the actual 2013 EBITDA performance at the minimum revenue level shown on the matrix.

4. Awards for actual 2013 Revenue and EBITDA performance that fall between the levels of performance shown on the award matrix will be calculated on an incremental basis between the two levels of performance listed.

Qualitative Performance: Performance against personal goals and assessment of individual contribution toward the success of DYNAenergetics are defined as qualitative performance.

Qualitative Performance award levels will range from 0% to 100% of the qualitative bonus opportunity. For 2013, the qualitative bonus opportunity will be set at 30% of total target bonus opportunity for each plan participant. Qualitative performance criteria will be established between the participant and the participant's immediate supervisor at the beginning of the plan year and will consider a number of factors, including the level of achievement against personal goals as well as the assessment of the participant's contribution towards the achievement of Company/departmental success factors and other organizational objectives.

Bonus Matrix for Quantitative Bonus Award

DYNAenergetics - Quantitative Bonus Award												
Revenue ($ millions)	$ 112.5	43%	57%	71%	86%	100%	121%	136%	150%	157%	171%	180%
	$ 108.0	39%	53%	67%	81%	96%	117%	131%	146%	153%	167%	176%
	$ 103.5	34%	49%	63%	77%	91%	113%	127%	141%	149%	163%	171%
	$ 99.0	30%	44%	59%	73%	87%	109%	123%	137%	144%	159%	167%
	$ 94.5	26%	40%	54%	69%	83%	104%	119%	133%	140%	154%	163%
	$ 90.0	21%	36%	50%	64%	79%	100%	114%	129%	136%	150%	159%
	$ 85.5	17%	31%	46%	60%	74%	96%	110%	124%	131%	146%	153%
	$ 81.0	13%	27%	41%	56%	70%	91%	106%	120%	127%	141%	149%
	$ 76.5	9%	23%	37%	51%	66%	87%	101%	116%	123%	137%	144%
	$ 72.0	4%	19%	33%	47%	61%	83%	97%	111%	119%	133%	140%
	$ 67.5	0%	14%	29%	43%	57%	79%	93%	107%	114%	129%	136%
		$ 11.5	$ 12.4	$ 13.3	$ 14.2	$ 15.1	$ 16.0	$ 18.4	$ 20.8	$ 23.2	$ 25.6	$ 28.0
		EBITDA Targets ($ millions)										
		Percentage earned is applicable to 70% of the total pre-set target bonus										

Quantitative Bonus Payout Criteria

The payouts of quantitative bonus awards to DYNAenergetics employees will be based upon the 2013 financial performance of the DYNAenergetics/Oilfield Products business segment as reported in the audited consolidated financial statements of DMC for the year ended December 31, 2013.

Approvals

Final approval for all payments will be made by the CEO and CFO of Dynamic Materials Corporation. Bonus payments will be made not later than March 15 of the year following

Management Rights

To the extent allowed under applicable local employment law, Dynamic Materials Corporation reserves the right to alter, suspend, or terminate this plan (and any other variable compensation plan) at any time without notice and without any liability for making payments under this plan. The bonus plan will be assessed and may be revised annually.

Sample Bonus Computation

Employee: Joe Smith
Job Level: E3
Base Salary: $90,000
Total Bonus Target: 20%
Quantitative Bonus Target: 14% (20% x 70% = 14%)
Maximum Quantitative Bonus: 25.2% (14% x 180% = 25.2%)
Qualitative Bonus Target: 6% (20% x 30% = 6%)
Maximum Qualitative Bonus: 10.8% (6% x 180% = 10.8%)

DYNAenergetics Hypothetical 2013 Results: Revenue of $90.0M and Adjusted EBITDA of $15.1 million (79% of target)

Quantitative Bonus: $90,000 x14% x79% = $9,954 or 11.1% of base salary

Qualitative Bonus (rating at 100% of target): $90,000 x 6% x100% = $5,400 or 6.0% of base

Total 2013 Total Bonus: $15,354 ($9,954 + $5,400) or 17.1% of base salary